UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco and Banco do Brasil start dealings to explore businesses related to loyalty program by coalition

Banco Bradesco S.A. (“Bradesco”) and Banco do Brasil S.A. (“BB”) hereby inform that Companhia Brasileira de Soluções e Serviços (“CBSS”) initiated, through its wholly-owned subsidiary that already exists, LIVELO S.A. (“LIVELO”), the dealings to explore businesses related to loyalty program by coalition.

The loyalty program by coalition allows the customer to accumulate and rescue points from various partners.

LIVELO is a company with indirect participation of Bradesco, with 50.01% of the capital stock, and of BB, with 49.99% of the capital stock, through CBSS, and has as its main objective:

(i)           to act as an independent and open loyalty program by coalition, having as partners: payment instrument issuers, retailers and other loyalty programs, among others;

(ii)       to bring together a diverse group of relevant and strategic partners, both in the generation of loyalty points as in the possibilities of rescue of benefits;

(iii)     to develop own loyalty points to be offered to partners of generation / accumulation of points and convertible into awards and benefits in the rescue partners.

The start of the operation of the new business is subject to the fulfillment of legal and regulatory formalities applicable.

São Paulo, SP, May 14, 2014.

Banco Bradesco S.A. Moacir Nachbar Junior Deputy Officer	Banco do Brasil S.A. Rogério Magno Panca Corporate Governance General Manager for Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.